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                               November 14, 2022

       Frank Ingriselli
       Chief Executive Officer
       Trio Petroleum Corp.
       5401 Business Park, Suite 115
       Bakersfield, CA 93309

                                                        Re: Trio Petroleum
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 28,
2022
                                                            File No. 333-267380

       Dear Frank Ingriselli:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Business Overview, page 1

   1.                                                   We note your disclosure
that the registrant was formed to acquire Trio Petroleum LLC   s
                                                        approximate 82.5%
working interest in the South Salinas Project. Please revise to also disclose the net
revenue interest acquired by the registrant, and disclose any interest that
                                                        Trio Petroleum LLC
retained in the South Salinas Project.
       Market Opportunity, page 4

   2. We note your disclosure that the South Salinas Project offers an opportunity to profitably help supply California
 s demanding oil and gas needs in a carefully-regulated,

environmentally-responsible project that will have minimal surface footprint. Please
 Frank Ingriselli
FirstName  LastNameFrank   Ingriselli
Trio Petroleum   Corp.
Comapany 14,
November    NameTrio
               2022 Petroleum Corp.
November
Page 2     14, 2022 Page 2
FirstName LastName
         revise to clarify what    environmentally-responsible project    means
in this context.
Trio LLC's Management Team as Experienced California Operator, page 4

3. We note that the Purchase and Sale Agreement with Trio Petroleum LLC filed as Exhibit
         10.5 refers to a joint operating agreement for the South Salinas Area, and provides that
         Trio Petroleum Corp. agrees to use commercially reasonable efforts to support Trio
         Petroleum LLC   s continuance as operator and to maintain the joint
operating agreement in
         full force and effect. Please revise to disclose all material terms of the joint operating agreement. In addition, file the joint operating agreement as an exhibit or tell us why you believe that such agreement is not required to be filed. Refer to Item 601(b)(10) of
         Regulation S-K.
South Salinas Project Oil Rights, page 6

4. We note your disclosure that you have the opportunity to acquire a portion of the remaining 17.5% interest in the South Salinas Project. Please revise to clarify the nature of this opportunity and whether there are any written agreements with respect to such opportunity.
Risk Factors
A substantial portion of our total issued and outstanding shares may be sold into the market at any time, page 25

5. We note your response to prior comment 4. Please also revise your risk factor to disclose the number of shares of common stock that will be subject to registration rights.
Use of Proceeds, page 29

6. We note your disclosure that you intend to use approximately $440,000 of the proceeds from this offering to repay the OID Notes. Please describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to
         Instruction 4 to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
36

7. We note your response to prior comment 5. However, we could not locate the disclosure in this section stating that the Notes are currently in default, and that the consequence of
         this default is that 4,500,000 shares of the Company   s common stock
were delivered to
         the GPL Ventures, LLC investors. Please revise or advise.
8. We note your disclosure regarding the shares of common stock issuable in connection with the securities purchase agreement with GPL Ventures, LLC, including upon conversion of the January 2022 Notes, exercise of the warrants, and issuance of the commitment shares. We also note your disclosure regarding the shares underlying the pre-funded warrants issued in connection with the securities purchase agreement entered
 Frank Ingriselli
FirstName  LastNameFrank   Ingriselli
Trio Petroleum   Corp.
Comapany 14,
November    NameTrio
               2022 Petroleum Corp.
November
Page 3     14, 2022 Page 3
FirstName LastName
         into during September 2022. Please update your risk factor disclosure regarding dilution to reflect such issuances. In addition, please update your disclosure in your Prospectus
         Summary under    The Offering    on page 10 regarding common stock to
be outstanding
         after this offering to clarify the extent to which such information reflects the issuance of such shares.
Business
Evaluation of Reserves and Net Revenue, page 46

9. We have reviewed your response to prior comment 11 and note your reasonable expectation of adequate funding is contingent upon an analysis of future expected cash flows from Probable P2 and Possible P3 reserves which appear to be presented on an unrisked basis. Please revise your cash flow analysis to incorporate risk factors appropriate to Probable P2 and Possible P3 reserves. Alternatively, remove your quantitative analysis and explain that your expectation, if true, is based upon future project operating revenues, net proceeds from this offering, and additional capital raises, if necessary. Also expand the Glossary of Terms in Exhibits 99.1 and 99.2 to include the
         PRMS definition for a reasonable expectation.
Disclosure of Reserve Volumes and Reserve Values as of the End of October 31, 2021, page 47

10. We have reviewed your response to prior comment 12 and reissue our comment in part regarding revisions to Table 1 identifying the probable and possible reserves associated with the development phases as undeveloped to comply with the disclosure requirements in Items 1202(a)(1) and 1202(a)(2) of Regulation S-K.
11. We note your disclosure on page 48 of Amendment No. 1 describes the reserve volumes using the "P2 Probable" and "Incremental Possible P3" reserve categories; however, Table
         1 on page 49 does not present the reserve volumes using these same reserve categories.

         Based on PRMS definitions, Probable P2 reserves are an incremental category of estimated recoverable quantities represented by the difference between the P90 and P50 reserve estimates. Since you disclose there are no Proved (P90) reserves, it appears the
         Probable reserves presented as Probable (P50) in Table 1 should be categorized as "Probable (P2)" reserves which correlates to and is consistent with your disclosure of incremental Possible (P3) reserves. Since Probable (P2) and Possible
(P3) reserves are by
         definition the incremental recoverable quantities, please revise your disclosures to use terminology consistent with the PRMS and the definitions provided in your Glossary of
         Terms Used, e.g. Probable (P2) and Possible (P3) reserves. This includes revisions to the reserve categories in Table 1 to appropriately identify the reserve volumes as "Probable
         (P2) Undeveloped" and "Possible (P3) Undeveloped."

         This comment also applies to similar references throughout your filing and to the summary table included on page 2 of the third party reserve reports filed as Exhibits 99.1 and 99.2.
 Frank Ingriselli
FirstName  LastNameFrank   Ingriselli
Trio Petroleum   Corp.
Comapany 14,
November    NameTrio
               2022 Petroleum Corp.
November
Page 4     14, 2022 Page 4
FirstName LastName
12. We note the discussion on page 47 does not clearly relate the reserves estimation methodology based on probabilistic methods to the resulting Probable P2 and Possible P3 reserves volumes. Please expand your discussion of Probable and Possible reserves as needed. For example, explain that Probable reserves are represented by the difference between the P90 and P50 estimates and since there are no Proved or P90 volumes, the
         Probable reserves disclosed herein are incremental volumes and presented as Probable
         (P2) reserves.
Executive and Director Compensation, page 58

13. Please provide the disclosure required by Item 402 of Regulation S-K for your fiscal year ended October 31, 2022.
Exhibits

14. Please file as exhibits the September 2022 securities purchase agreement, the related debt instruments, and the pre-funded warrants, or tell us why you do not believe they are required to be filed. Refer to Item 601(b)(10) of Regulation S-K. In addition, please file the January 2022 Notes issued pursuant to the securities purchase agreement with GPL
         Ventures.
15. We have reviewed your response to prior comment 19 and note the third party reserve report filed as Exhibit 99.2 does not state the purpose for which the report was prepared as required by Item 1202(a)(8)(i) of Regulation S-K. Please obtain and file a revised third party reserve report.
16. We have reviewed your response to prior comment 20 and note the glossary of terms included with the third party reserve reports filed as Exhibits 99.1 and 99.2 contain
         Petroleum Resources Management System (PRMS) definitions for probable reserves and possible reserves which appear to be incomplete. For example, your definitions for
         Probable P2 and Possible P3 Reserves do not clarify these reserves represent "an incremental category of estimated recoverable quantities associated with a defined degree of uncertainy." Please obtain and file revised third party reserve reports which contain definitions for probable and possible reserves consistent with the disclosure of incremental
         Probable P2 and incremental Possible P3 reserves in the reserve reports and in the
         Registration Statement on Form S-1.
 Frank Ingriselli
Trio Petroleum Corp.
November 14, 2022
Page 5

        You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at
(202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding the engineering comments. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                          Sincerely,
FirstName LastNameFrank Ingriselli
                                                          Division of
Corporation Finance
Comapany NameTrio Petroleum Corp.
                                                          Office of Energy &
Transportation
November 14, 2022 Page 5
cc:       Robert Cohen
FirstName LastName